September 28, 2010

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:    Claymore Exchange-Traded Fund Trust  (File Nos. 333-134551 & 811-21906)

Dear Ms. Browning:

     Thank you for your telephonic comments concerning Post-Effective Amendment No. 97 (the "Amendment") to the registration statement for Claymore Exchange-Traded Fund Trust (the "Trust") filed on Form N 1A on July 22, 2010,
(i) updating certain financial information; (ii) filing the required exhibits; and (iii) making other non-material changes to the Prospectuses and Statement of Additional Information with respect to the separate series set forth in the Amendment (the "Funds"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 103 to the Funds' registration statement on Form N 1A, which will be filed via EDGAR on or about the date hereof. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

     COMMENT 1. IN YOUR LETTER RESPONDING TO THE FOLLOWING COMMENTS, PLEASE INCLUDE THE CUSTOMARY "TANDY" REPRESENTATIONS, CONSISTENT WITH SEC RELEASE 2004-89.

          Response 1. The "Tandy" representations are set forth at the end of this letter.

     COMMENT 2. PLEASE CONFIRM THAT THE FUNDS COMPLY WITH THE DISCLOSURE AND OTHER REQUIREMENTS SPECIFIED BY THE TERMS OF THE EXEMPTIVE RELIEF GRANTED BY THE SEC TO THE TRUST.

          Response 2. We hereby represent that, to the best of our knowledge, the Funds comply with the disclosure and other requirements specified by the terms of the exemptive relief granted by the SEC to the Trust.

     COMMENT 3. GENERALLY, PLEASE REMOVE EQUIVOCAL LANGUAGE FROM THE DESCRIPTIONS OF THE FUNDS' STRATEGIES AND RISKS THROUGHOUT THE REGISTRATION STATEMENT.

          Response 3. The disclosure has been revised where necessary.

PROSPECTUS:

     COMMENT 4. IN FUTURE FILINGS PURSUANT TO RULE 485(A) UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), PLEASE ENSURE THAT THE FILING IS COMPLETE UPON SUBMISSION TO THE SEC, AND DO NOT LEAVE BLANKS IN THE FILING IF SUCH INFORMATION WOULD NOT BE PERMITTED TO BE OMITTED IN A FILING PURSUANT TO RULE 485(B) UNDER THE SECURITIES ACT.

          Response 4. We acknowledge the comment.
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     COMMENT 5. PLEASE CONFIRM WHETHER ADDITIONAL DISCLOSURE IS WARRANTED
REGARDING A HIGH PORTFOLIO TURNOVER RATE OR ACTIVE AND FREQUENT TRADING TO THE EXTENT IT IS PART OF A FUND'S STRATEGY, AND IF SO, PLEASE REVISE THE DISCLOSURE ACCORDINGLY.

          Response 5. A high rate of portfolio turnover is not a specific strategy of any Fund (as each Fund purchases and sells securities in accordance with its investment objective of tracking its underlying index). However, for Funds that may have high portfolio turnover rates (e.g., over 100%), we have added disclosure regarding the rebalancing of the underlying index and the risks of the resulting portfolio turnover.

     COMMENT 6. BECAUSE THE INVESTMENT ADVISER MAY RECOVER FROM A FUND FEES AND EXPENSES WAIVED OR REIMBURSED DURING THE PRIOR THREE YEARS IF THE FUND'S EXPENSE RATIO, INCLUDING THE RECOVERED EXPENSES, FALLS BELOW THE EXPENSE CAP, PLEASE REVISE THE FEE TABLE AND RELATED DISCLOSURE DESCRIBING THE "FEE WAIVER." THE STAFF DOES NOT CONSIDER THE USE OF THE TERM "WAIVER" TO BE APPROPRIATE WHERE SUCH "WAIVED" FEES ARE SUBJECT TO POTENTIAL RECOUPMENT BY THE INVESTMENT ADVISER IN THE FUTURE.

         Response  6.  The  disclosure  has  been  revised  accordingly.

     COMMENT 7. IN THE FEE TABLE, NEXT TO THE LINE ITEM "DISTRIBUTION AND/OR SERVICE (12B-1) FEES," PLEASE DO NOT ENTER "NONE," IN ORDER TO CLARIFY TO AN INVESTOR OR PROSPECTIVE INVESTOR THAT A FUND MAY BE SUBJECT TO 12B-1 FEES IN THE FUTURE BUT NO SUCH FEES ARE PRESENTLY INCURRED BY THE FUND.

         Response 7. We confirm that each Fund's Fee Table does not state "None" next to the "Distribution and/or service (12b-1) fees" line item. We believe that "-%" adequately indicates to investors that 12b-1 fees are not currently charged by the Fund.

     COMMENT 8. PLEASE FILE WITH THE SEC, OR CONFIRM PREVIOUS FILING OF, THE INVESTMENT ADVISER'S CONTRACTUAL AGREEMENT TO REIMBURSE FUND EXPENSES TO PREVENT OPERATING EXPENSES OF A FUND FROM EXCEEDING THE EXPENSE CAP.

         Response 8. As indicated in Part C to the Funds' registration statement, the Expense Reimbursement Agreement between the Trust and the Investment Adviser was previously filed as an exhibit to Post-Effective Amendment No. 41 to the Trust's registration statement, filed with the SEC on December 31, 2007.

     COMMENT 9. PLEASE CLARIFY THE MEANING OF THE STATEMENT: "THE INVESTMENT ADVISER MAY RECOVER FROM THE FUND FEES AND EXPENSES WAIVED OR REIMBURSED DURING THE PRIOR THREE YEARS IF THE FUND'S EXPENSE RATIO, INCLUDING THE RECOVERED EXPENSES, FALLS BELOW THE EXPENSE CAP."

         Response 9. The statement referenced above indicates that the Investment Adviser may recover from the Fund fees and expenses waived or reimbursed in a prior year only if, after giving effect to the recovered expenses, the Fund's expense ratio will not exceed its Expense Cap in the year such fees and expenses are recovered.

     COMMENT 10. PLEASE EXPLAIN WHY IT IS APPROPRIATE FOR THE FUNDS TO OMIT THE WORD "MUTUAL" BEFORE THE WORD "FUND" IN THEIR RESPONSE TO ITEM 3 OF FORM N-1A.

         Response 10. We believe including the phrase "other mutual funds" would indicate to the reader that the Fund is a mutual fund, which would be in violation of the Trust's exchange-traded fund exemptive relief. In particular, the Trust's exemptive application states, in relevant part, that no individual series of the Trust will be marketed or otherwise held out as a "mutual fund."

     COMMENT 11. PLEASE REMOVE THE FOOTNOTE TO THE EXAMPLE PERTAINING TO THE EXPENSE CAP'S EFFECTS ON THE DOLLAR FIGURES STATED THEREIN, AS THIS INFORMATION IS NEITHER PERMITTED NOR REQUIRED BY ITEM 3 OF FORM N-1A. THIS INFORMATION MAY BE INCLUDED AFTER THE REQUIRED SUMMARY SECTION OF THE PROSPECTUS ONLY.

         Response 11. We have revised the disclosure accordingly.

     COMMENT 12. IN THE EXAMPLE, PLEASE CONFIRM THAT FOR THE 3-YEAR, 5-YEAR AND 10-YEAR PERIODS, AS APPLICABLE, A FUND'S AUTHORIZED DISTRIBUTION AND SERVICE (12B-1) FEES OF 0.25% OF THE FUND'S AVERAGE NET ASSETS IS INCLUDED IN THE CALCULATION AFTER THE FIRST YEAR.

         Response 12. We hereby confirm that the effects of a Fund's authorized distribution and service (12b-1) fees are included in the Example calculations after the first year.

     COMMENT 13. PLEASE CONFIRM THAT THE FUNDS DO NOT INCUR ACQUIRED FUND FEES AND EXPENSES, OR IF THEY DO, SUCH ACQUIRED FUND FEES AND EXPENSES DO NOT EXCEED 0.01% OF A FUND'S AVERAGE NET ASSETS, OR INCLUDE THE ADDITIONAL SUBCAPTION "ACQUIRED FUND FEES AND EXPENSES" AS REQUIRED BY ITEM 3 OF FORM N-1A.

         Response 13. Most Funds do not incur any Acquired Fund Fees and Expenses. For Funds that incur Acquired Fund Fees and Expenses in excess of 0.01% of their average net assets, we have so indicated next to the subcaption "Acquired Fund Fees and Expenses."

     COMMENT 14. WITH RESPECT TO FIXED INCOME FUNDS, PLEASE INCLUDE DISCLOSURE IN RESPONSE TO ITEM 4 AND/OR ITEM 9 OF FORM N-1A REGARDING CIRCUMSTANCES UNDER WHICH THE INTEREST RATES OF THE BONDS IN WHICH SUCH FUNDS INVEST MAY RESET.

         Response 14. We hereby confirm that such Funds do not invest in "floating rate" instruments whose interest rates reset at specified intervals. Therefore, we do not believe additional disclosure is necessary.

     COMMENT 15. PLEASE CONFIRM THAT NO FUND'S INDEX PROVIDER IS AFFILIATED WITH THE INVESTMENT ADVISER, THE TRUST OR THE FUND.

         Response 15. We hereby confirm that no Fund's Index Provider is affiliated with the Investment Adviser, the Trust or the Fund.

     COMMENT 16. PLEASE CONFIRM THAT A DESCRIPTION OF EACH FUND'S UNDERLYING INDEX METHODOLOGY IS PUBLICLY AVAILABLE, AND PLEASE DISCLOSE IN THE PROSPECTUS WHERE AN INVESTOR MAY OBTAIN INFORMATION REGARDING EACH FUND'S UNDERLYING INDEX.

         Response 16. We hereby confirm that a description of each Fund's underlying index methodology is published, and have revised the disclosure accordingly.

     COMMENT 17. PLEASE CONFIRM THAT NEITHER THE FUND NOR THE INVESTMENT ADVISER HAS ANY INVOLVEMENT IN SELECTING THE COMPONENT SECURITIES OF THE FUNDS' UNDERLYING INDEXES.

         Response 17. We hereby confirm that neither the Fund nor the Investment Adviser has any involvement in selecting the component securities of the Funds' underlying indexes.

     COMMENT 18. PLEASE ADD DISCLOSURE REGARDING THE TYPES OF INVESTMENTS COVERED BY "INVESTMENTS THAT HAVE ECONOMIC CHARACTERISTICS OF THE COMPONENT SECURITIES THAT COMPRISE" THE FUND'S UNDERLYING INDEX AND "COMBINATIONS OF OTHER AVAILABLE INVESTMENT TECHNIQUES," OR REMOVE THE DISCLOSURE, IF NO LONGER APPLICABLE. PLEASE CONFIRM THAT THE LAST TWO SENTENCES IN THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION RELATING TO THE PORTFOLIO MANAGER'S ABILITY TO BUY OR SELL SECURITIES IN ANTICIPATION OF THEIR ADDITION TO OR DELETION FROM THE INDEX IS COMPLIANT WITH THE FUND'S EXEMPTIVE RELIEF RELATING TO THE OPERATION OF A PASSIVELY-MANAGED EXCHANGE-TRADED FUND.

         Response 18. We have removed the disclosure regarding "investments that have economic characteristics of the component securities that comprise" the Fund's underlying index and "combinations of other available investment techniques." We hereby confirm that the Trust's exemptive relief permits a Fund to buy or sell securities in anticipation of their addition to or deletion from the Fund's underlying index.

     COMMENT 19. PLEASE EXPLAIN UNDER WHAT CIRCUMSTANCES IT MAY NOT BE POSSIBLE OR PRACTICAL TO PURCHASE ALL OF THE SECURITIES IN AN UNDERLYING INDEX IN PROPORTION TO THEIR WEIGHTINGS IN THE UNDERLYING INDEX, AND THEREFORE WHEN THE FUND MAY PURCHASE A SAMPLE OF THE SECURITIES IN THE UNDERLYING INDEX. PLEASE ALSO EXPLAIN WHEN THE INVESTMENT ADVISER WOULD DETERMINE WHEN TO DEVIATE IN ITS INVESTMENTS FROM THE WEIGHTINGS OF THE INDEX, INDICATE WHAT CRITERIA THE INVESTMENT ADVISER WOULD EVALUATE TO MAKE SUCH A DETERMINATION AND EXPLAIN HOW THE INVESTMENT ADVISER DECIDES ON THE MANNER IN WHICH TO MAKE SUCH ALTERNATE INVESTMENTS.

         Response 19. The Investment Adviser's determination will depend on the circumstances and practical limitations applicable under those circumstances. Accordingly, we believe that the existing disclosure is appropriate.

     COMMENT 20. UNDER "NON-CORRELATION RISK" IN THE FUNDS' PROSPECTUSES, IT INDICATES THAT A FUND MAY UTILIZE FUTURES OR OTHER DERIVATIVE POSITIONS. IF A FUND UTILIZES DERIVATIVES, PLEASE PROVIDE DISCLOSURE IN THE SUMMARY OF THE FUND'S STRATEGIES AND RISKS CONCERNING THE TYPES OF DERIVATIVES IT MAY USE AND THEIR ATTENDANT RISKS.

         Response 20. We have removed the disclosure pertaining to a Fund's use of futures or other derivatives from the "Principal Investment Risks" section.

     COMMENT 21. AS CERTAIN OF THE FUNDS' UNDERLYING INDEXES PROVIDE THAT NO SINGLE SECURITY WEIGHT WILL EXCEED, E.G., 4% OR 5% OF THE UNDERLYING INDEX AT THE TIME OF EACH REBALANCE, PLEASE CONFIRM THAT SUCH FUNDS OPERATE IN SUCH A MANNER AS TO BE CONSISTENT WITH ITS "NON-DIVERSIFIED" STATUS UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT").

         Response 21. We hereby confirm that an underlying index may at times be constituted in such fashion as to be "non-diversified" for 1940 Act purposes, and thus a Fund may operate in such a manner as to be consistent with its "non-diversified" status.

     COMMENT 22. PLEASE REVISE THE "FUND PERFORMANCE" SECTION TO PRECISELY MEET THE REQUIREMENTS OF ITEM 4 OF FORM N-1A AND ITS INSTRUCTIONS.

         Response 22. The "Fund Performance" section has been revised accordingly.

     COMMENT 23. PLEASE REVISE THE TITLE "INVESTMENT ADVISORY SERVICES" TO READ "MANAGEMENT" PURSUANT TO ITEM 5 OF FORM N-1A.

         Response 23. This section has been revised accordingly.

     COMMENT 24. PLEASE CONFIRM THAT THE AUTHORIZED PARTICIPANT AGREEMENT IS ON FILE WITH THE COMMISSION AS AN EXHIBIT TO THE TRUST'S REGISTRATION STATEMENT.

         Response 24. The updated Forms of Authorized Participant Agreement for equity ETFs and fixed income ETFs of the Trust, respectively, were previously filed as an exhibit to Post-Effective Amendment Nos. 101 and 102 to the Trust's registration statement, filed with the Commission on August 20, 2010 and September 1, 2010, respectively.

     COMMENT 25. PLEASE IDENTIFY IN A GENERAL MANNER ANY NATIONAL HOLIDAYS WHEN SHARES WILL NOT BE PRICED AND SPECIFY ANY LOCAL OR REGIONAL HOLIDAYS WHEN THE FUND SHARES WILL NOT BE PRICED, AS PRESCRIBED IN ITEM 11(A)(3) OF FORM N-1A.

         Response 25. Disclosure has been added to clarify that the Fund's shares will not be priced on days when the NYSE is closed, per Instruction 1 of
Item 11(a)(3). In addition, this section contains disclosure that the valuation of certain of the Fund's portfolio securities may change on days when shareholders will not be able to purchase or redeem the Fund's shares, per Instruction 2 of Item 11(a)(3). The Fund believes the disclosure, as amended, fully responds to Item 11(a)(3) of Form N-1A, per Instructions 1 and 2 of that Item.

     COMMENT 26. IN CONNECTION WITH THE SECTION "HOW TO BUY SHARES," PLEASE CONFIRM THAT THE REQUIREMENTS FOR AN ORDER "IN PROPER FORM" AND THE DEADLINE AT WHICH THE DISTRIBUTOR MUST RECEIVE AN ORDER FROM THE AUTHORIZED PARTICIPANT ARE CONTAINED IN THE PARTICIPANT AGREEMENTS FOR THE TRUST.

         Response 26. We hereby confirm that the Participant Agreements set out the terms on which an Authorized Participant must submit an order "in proper form," and indicate the time by which the Distributor must receive the order from the Authorized Participant.

     COMMENT 27. PLEASE PROVIDE AN EXPLANATION OF THE PURPOSE FOR THE ADDITIONAL CHARGE OF UP TO FOUR TIMES THE CREATION TRANSACTION FEE OR REDEMPTION TRANSACTION FEE, AS APPLICABLE.

         Response 27. As provided in the Prospectus and SAI, the additional charge may apply to creations and redemptions effected outside of the Clearing Process or to the extent that creations or redemptions are for cash, to offset expenses incurred by the Fund relating specifically to that creation or redemption.

     COMMENT 28. PLEASE CONFIRM THAT THE PROCEDURES SET FORTH REGARDING CUSTOM ORDERS ARE CONSISTENT WITH THE EXEMPTIVE RELIEF GRANTED TO THE TRUST BY THE SEC.

         Response 28. We hereby confirm that the procedures set forth in the registration statement regarding custom orders comply with the Trust's exemptive relief.

     COMMENT 29. PLEASE CONFIRM THAT, REGARDING THE SECTION "FREQUENT PURCHASES AND REDEMPTIONS," THERE ARE NO RISKS TO THE FUND THAT WARRANT DISCLOSURE IN THIS SECTION.

         Response 29. We do not believe the Fund is subject to additional risks that would require disclosure in addition to that currently contained in this section.

SAI:

     COMMENT 30. PLEASE CONFIRM THAT ALL NON-PRINCIPAL INVESTMENT STRATEGIES AND RISKS OF THE FUND HAVE BEEN DISCLOSED IN THE PROSPECTUS, SAI OR BOTH, AND THAT ALL PRINCIPAL INVESTMENT STRATEGIES AND RISKS ARE CONTAINED IN THE SUMMARY SECTION OF THE PROSPECTUS. PLEASE DISTINGUISH PRINCIPAL STRATEGIES AND RISKS FROM NON-PRINCIPAL STRATEGIES AND RISKS IN THE SAI.

         Response 30. We hereby confirm that all principal strategies and risks of the Fund are disclosed in the Summary section of the Prospectus and that all non-principal strategies and risks of the Fund are disclosed elsewhere in the Prospectus and/or in the SAI. The disclosure and headings indicate which strategies and risks are principal and non-principal.

     COMMENT 31. PLEASE EXPLAIN WHETHER THE FUNDS' USE OF REVERSE REPURCHASE AGREEMENTS IS SUBJECT TO THEIR FUNDAMENTAL INVESTMENT RESTRICTION ON BORROWING, AND PLEASE DISCLOSE TO WHAT EXTENT THE FUNDS MAY INVEST IN REVERSE REPURCHASE AGREEMENTS, AS A PERCENTAGE OF TOTAL OR NET ASSETS.

         Response 31. We hereby confirm that the Funds' use of reverse repurchase agreements is subject to their fundamental investment restriction on borrowing. We have added disclosure stating that a Fund may invest up to 33 1/3% of its total assets in reverse repurchase agreements, but that (a) each Fund currently intends to invest in reverse repurchase agreements to a much more limited extent and (b) reverse repurchase agreements are not part of the Funds' principal investment strategies.

     COMMENT 32. WITH RESPECT TO THE FUNDS' NON-FUNDAMENTAL INVESTMENT RESTRICTION STATING THAT THE FUNDS MAY NOT PURCHASE SECURITIES OF OPEN-END OR CLOSED-END INVESTMENT COMPANIES EXCEPT IN COMPLIANCE WITH THE 1940 ACT, PLEASE EXPLAIN IN THE SAI DISCLOSURE WHAT "IN COMPLIANCE WITH THE 1940 ACT" MEANS.

         Response 32. Under the subheading "Investment Companies," the SAI discloses that a Fund may invest in the securities of other investment companies (including money market funds), and that under the 1940 Act, a Fund's investment in investment companies is limited to, subject to certain exceptions, (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets of investment companies in the aggregate.

     Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

          the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

          the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

                                        Sincerely,
                                        /s/ Jeremy Senderowicz
                                        Jeremy Senderowicz